UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2016

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900 • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On January 5, 2016, AudioCodes Ltd. (the “Registrant”) issued press releases announcing (i) the date of release of its financial results for the fourth quarter of and full year 2015 and (ii) its agreement to acquire Active Communications Europe. Copies of these press releases are attached hereto as Exhibit 1 and Exhibit 2.

The following documents are attached hereto and incorporated by reference herein:

Exhibit 1.        Press release, dated January 5, 2016, announcing the date of release of the Registrant’s financial results for the fourth quarter of and full year 2015.

Exhibit 2.        Press release, dated January 5, 2016, announcing the Registrant’s agreement to acquire Active Communications Europe.

The information set forth in the first and fourth paragraphs following the caption “Details” of the press release attached as Exhibit 2 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, File No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, File No. 333-105473; (iv) the Registrant’s Registration Statement on Form S-8, File No. 333-144825; (v) the Registrant’s Registration Statement on Form S-8, File No. 333-160330; (vi) the Registrant’s Registration Statement on Form S-8, File No. 333-170676; (vii) the Registrant’s Registration Statement on Form S-8, File No. 333-190437; and (viii) the Registrant’s Registration Statement on Form F-3, File No. 333-193209.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By: /s/ NIRAN BARUCH
Niran Baruch
Vice President Finance and
Chief Accounting Officer

Dated:  January 5, 2016

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EXHIBIT INDEX

Exhibit No.	Description
1	Press release, dated January 5, 2016, announcing the date of release of the Registrant’s financial results for the fourth quarter of and full year 2015.
2	Press release, dated January 5, 2016, announcing the Registrant’s agreement to acquire Active Communications Europe.